Exhibit 23.4

We refer to the Preliminary Prospectus Supplement (Subject to Completion, dated June 26, 2009) of United Air Lines, Inc. related to the offer and sale of Senior Secured Notes due 2012 (the “Prospectus”). We hereby consent to the inclusion of our report dated June 22, 2009 in the Prospectus and to the reference to our firm’s name in the Prospectus under the captions: “Summary – Summary of the Collateral”, “Risk Factors – Risks Related to the Notes and the Offering – Appraisals should not be relied upon as a measure of realizable value of the Collateral”, “Description of the Spare Parts and the Appraisal – The Appraisal” and “Experts.” We also consent to such use, summary and references in the Final Prospectus Supplement relating to the offering described in the Prospectus, to the extent such use, summary and references are unchanged.

Date: June 26, 2009	SIMAT, HELLIESEN & EICHNER, INC.

	By:	/s/ Ken De Jaeger
	Name:	Ken De Jaeger
	Title:	Vice President